FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of APRIL, 2005

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. News Release, Dated April 18, 2005.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 _______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: May 4, 2005

By:

“James G. Stewart”

 James G. Stewart

  Its Secretary

(Title)

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

May 4, 2005

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“James G. Stewart”

per:

James G. Stewart,

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Miller Thomson, Attn:  Mr. Rupert Legge

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

April 18, 2005

Trading Symbols:  TSX Venture – OLE

Web Site:  www.oromin.com

EXPLORATION CREW MOBILIZES TO SABODALA

Oromin Explorations Ltd. (TSX-V:OLE) is pleased to announce that a field crew has mobilized to begin the first phase of the USD$8 million comprehensive exploration program to be undertaken on Oromin’s 230 square kilometre Sabodala Property in eastern Sénégal.  Oromin’s proposed program will include the acquisition of QuickBird High Resolution Satellite imagery, airborne geophysics, ground geophysics (including magnetics and induced polarization), regional and detailed geochemistry surveys, prospecting, geological and structural mapping, manual and mechanical trenching and extensive drilling.

Phase One consists of ground control line cutting, approximately 100 line-kilometres of ground magnetics and Induced Polarization geophysical surveying, grid-based geologic mapping, prospecting, sampling and soil sampling.  In addition, approximately 6,300 line-kilometres of detailed airborne geophysical surveying employing ultra-high resolution MIDAS™II helicopter-borne magnetic and radio-metric systems will be flown at 50-metre line separation.  The survey will be at a terrain clearance of 15 to 25 metres collecting magnetic readings every five metres and radiometric readings every 50 metres.

Phase Two, scheduled to begin in September 2005 after the end of the rainy season, will consist of a minimum of 10,000 metres of diamond drilling on Oromin’s highest priority targets and the continuation of surface exploration work.  The objective of the Phase Two program will be to delineate at least one gold deposit upon which to immediately begin prefeasibility work.

Oromin’s Sabodala Property is underlain by an approximately 22-kilometre extent of the Mali-Sénégal Shear Zone System, a 5-kilometre wide north-easterly trending structural zone that hosts all the known mineralized showings and deposits in the Sabodala region.  The Mali-Sénégal Shear Zone System is located within the regional Kedougou-Kenieba Inlier of the Birimian Supergroup of early Proterozoic rocks that host the majority of gold deposits in West Africa, including more than 20 million ounces of gold discovered in Sénégal and in adjacent Mali alone.  The world-class gold deposits within the Kedougou-Kenieba Inlier include: Sadiola (9.8 million ounces); Loulo (7.8 million ounces); Tabakoto (2.0 million ounces); and Yatela (2.0 million ounces).

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit our website at www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN